[redacted]

08029271

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43895

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Washington Avenue; Suite 200; (P.O. Box 88)
(No. and Street)

Bridgeville, (City) PA (State) 15017-0088 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 2 4 2008
~~THOMSON~~
FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Labriola, Neighbors, LLP
(Name – *if individual, state last, first, middle name*)

Abele Business Park;60 Abele Road; Suite 1103; Bridgeville, PA 15017
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
MAR – 3 2008
Washington, DC
100

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin P. Biber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greentree Investment Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Commonwealth of Pennsylvania
NOTARIAL SEAL
IRENE M. IRWIN, Notary Public
Bridgeville Borough, County of Allegheny
My Commission Expires July 25, 2009

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENTREE INVESTMENT SERVICES, INC.

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

FINANCIAL STATEMENTS

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923

February 25, 2008

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the accompanying balance sheets of Greentree Investment Services, Inc. as of December 31, 2007 and 2006, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Greentree Investment Services, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Labriola Neighbors LLP

GREENTREE INVESTMENT SERVICES, INC.

BALANCE SHEET

DECEMBER 31

ASSETS

	2007	2006
Cash and cash equivalents	$ 15,048	$ 1,595
Short-term investments	107,168	68,921
Receivables	1,353	137
Total current assets	123,569	70,653
Computer equipment	1,276	1,276
Less: Accumulated depreciation	(1,276)	(1,276)
Total assets	$ 123,569	$ 70,653

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

	2007	2006
Accounts payable	$ 9,037	$ 5,547
Accrued income taxes	1,523	
Total current liabilities	10,560	5,547

STOCKHOLDER'S EQUITY

	2007	2006
Common stock - no par value - $1 stated value (1,000 shares authorized, 888 shares and 978 shares issued and outstanding)	888	978
Paid in capital	87,912	96,822
Retained earnings (loss)	24,209	(32,694)
Total stockholder's equity	113,009	65,106
Total liabilities and stockholder's equity	$ 123,569	$ 70,653

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED DECEMBER 31

REVENUE

	2007	2006
Commission income	$ 63,443	$ 49,792
Interest and investment income net (Note 2)	38,665	9,884
Other income	35,000	
Total revenues	137,108	59,676
EXPENSES		
Salaries and benefits	10,196	4,384
Communication	4,523	4,132
Commission and fees	18,281	10,237
Office expense	17,719	12,407
Insurance	2,101	1,422
Automobile expense	11,041	8,418
Dues	1,365	1,048
Travel & entertainment	10,520	8,587
Professional services	2,000	2,070
Other	936	909
Total expenses	78,682	53,614
Income before income taxes	58,426	6,062
Income taxes (Note 3)	1,523	
Net income	56,903	6,062
Retained earnings – beginning of year	(32,694)	(38,756)
Retained earnings – end of year	$ 24,209	$ (32,694)

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at beginning of period	$978	$ 96,822	$ (32,694)	$ 65,106
Capital repurchased	(90)	(8,910)		(9,000)
Net income	—	—	56,903	56,903
Balance at end of period	$888	$ 87,912	$ 24,209	$113,009

FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance at beginning of period	$738	$ 73,062	$ (38,756)	$ 35,044
Capital contributed	240	23,760		24,000
Net income	—	—	6,062	6,062
Balance at end of period	$978	$ 96,822	$ (32,694)	$ 65,106

GREENTREE INVESTMENT SERVICES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

	2007	2006
Cash flows from operating activities:		
Net income	$ 56,903	$ 6,062
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in investments	(38,247)	(33,824)
(Increase) decrease in receivables	(1,216)	382
Increase in accounts payable	3,490	1,959
Increase in accrued income taxes	1,523	
Funds provided by (used in) operating activities	22,453	(25,421)
Cash flows from financing activities:		
Capital (redemption) contribution	(9,000)	24,000
Net cash provided by financing activities	(9,000)	24,000
Net increase (decrease) in cash	13,453	(1,421)
Cash and cash equivalents - beginning of year	1,595	3,016
Cash and cash equivalents - end of year	$ 15,048	$ 1,595

GREENTREE INVESTMENT SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Greentree Investment Services, Inc. (the company) is a corporation that operates to provide securities broker-dealer services under the regulation of National Association of Securities Dealers (NASD), Securities and Exchange Commission (SEC) and various states securities laws. Greentree Investment Services, Inc. commenced operations on May 21, 1991. The Company received approval of the regulatory authorities and began processing transactions effective January 2, 1992.

RECOGNITION OF REVENUE AND EXPENSES

Commission income is recognized when transactions are completed. Expenses are recognized when the liability is incurred.

USE OF ESTIMATES

The financial statements are prepared in conformity with generally accepted accounting principles and, accordingly, include amounts that are based on management's best estimates and judgements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash held in checking and money market accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

NOTE 2 - INVESTMENTS

2007	Cost	Market
NASD Stock	$ 49,300	$ 94,031
Fidelity ADV Equity Growth Class T	10,959	13,137
	$ 60,259	$107,168

Unrealized gain of $38,247 was recognized in the year ended December 31, 2007.

2006	Cost	Market
NASD Stock	$ 49,300	$ 58,501
Fidelity ADV Equity Growth Class T	10,959	10,420
	$ 60,259	$ 68,921

Unrealized gain of $9,822 was recognized in the year ended December 31, 2006.

GREENTREE INVESTMENT SERVICES, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

NOTE 3 - INCOME TAXES

For the year ended December 31, 2007, income before taxes was in excess of net operating loss carryforwards that were available at the beginning of 2007. Accordingly, all available tax loss carryforwards were utilized and federal income taxes of $481 and Pennsylvania income taxes of $1,042 have been recorded.

At December 31, 2006, no federal or state income taxes were payable since the Company had available net operating loss carryforwards available to offset taxes that would have been payable in 2006.

NOTE 4 - RELATED PARTY TRANSACTIONS

Greentree Investment Services, Inc. rents office space from its stockholder. Rental payments of $11,808 and $8,460 were made in 2007 and 2006, respectively.

Greentree Investment Services, Inc. leases an automobile from its stockholder. The lease payments amounted to $8,400 and $4,900 in the years ended December 31, 2007 and 2006, respectively.

GREENTREE INVESTMENT SERVICES, INC.

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2007

	Focus Report	Audit Adjustments*	Audited Financial Statements
Total Ownership Equity	$ 114,532	$ (1,523)	$ 113,009
Total Non-Allowable Assets	0		0
Net Capital before Haircuts	114,532	(1,523)	113,009
Haircuts on Trading & Investment Securities	(28,762)		(28,762)
Net capital	85,770		84,247
Minimum Dollar Requirement	(5,000)		(5,000)
Excess Net Capital	$ 80,770		$ 79,247
Total Aggregate Indebtedness	$ 9,037		$ 9,037
Percentage of Aggregate Indebtedness to Net Capital	11.18%		11.40%

* Audit adjustments for federal and Pennsylvania income tax were recorded at December 31, 2007.

Greentree Investment Services, Inc. is exempt from Rule 15c-3-3 under exemption 15c-3-3(k)(2)(ii).

Rule 15c-3-3(k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

LABRIOLA NEIGHBORS LLP
CERTIFIED PUBLIC ACCOUNTANTS

JOSEPH P. LABRIOLA, CPA, CFE
L. THEODORE NEIGHBORS, CPA, ABV

ABELE BUSINESS PARK
60 ABELE ROAD, SUITE 1103
BRIDGEVILLE, PENNSYLVANIA 15017

TELEPHONE (412) 257-9920
FACSIMILE (412) 257-9923

February 25, 2008

SUPPLEMENTAL REPORT ON INTERNAL CONTROL STRUCTURE

Board of Directors and Shareholder of Greentree Investment Services, Inc.:

We have audited the financial statements of Greentree Investment Services, Inc. as of December 31, 2007 and for the year ended December 31, 2006 and have issued our report thereon dated February 25, 2008. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The management of Greentree Investment Services, Inc. is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

In planning and performing our audit, we considered Greentree Investment Services, Inc.'s internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Greentree Investment Services, Inc.'s internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the entity's internal control over financial reporting.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Board of Directors
Greentree Investment Services, Inc.
Page 2

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control over financial reporting was for the limited purpose described in the first paragraph and would not necessarily identify all deficiencies in internal control that might be significant or material weaknesses. We did not identify any deficiencies in internal control over financial reporting that we consider to be material weaknesses, as defined above.

Laliola Neylon LLP

END